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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13G


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 5)*


                               Monaco Coach Corporation
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     60886R 10 3
--------------------------------------------------------------------------------
                                    (CUSIP Number)


                                    August 5, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)
      X   Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)


                                  Page 1 of 4 pages
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CUSIP No. 60886R 10 3
--------------------------------------------------------------------------------

      1.   Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
 Kay L. Toolson
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

           (b)  X  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
      3.   SEC Use Only  . . . . . . . . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization  United States . . . . . . . .
--------------------------------------------------------------------------------
 Number of      5.   Sole Voting Power   1,051,740*. . . . . . . . . . . . . .
 Shares Bene-  -----------------------------------------------------------------
 ficially       6.   Shared Voting Power  N/A  . . . . . . . . . . . . . . . .
 Owned by Each -----------------------------------------------------------------
 Reporting      7.   Sole Dispositive Power  1,051,740*. . . . . . . . . . . .
 Person With:  -----------------------------------------------------------------
                8.   Shared Dispositive Power  N/A . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
      9.   Aggregate Amount Beneficially Owned by Each Reporting Person
           1,051,740*. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

      10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . .

      11.  Percent of Class Represented by Amount in Row (11)  8.4%  . . . . .
--------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
 IN  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
* As adjusted to reflect (i) a 3-for-2 split of the Company's Common Stock effected on April 1998 and (ii) a 3-for-2 split of the Company's Common Stock effected on November 1998.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------


                                  Page 2 of 4 pages
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ITEM 1.

     (a)  Name of Issuer

            Monaco Coach Corporation

     (b)  Address of Issuer's Principal Executive Offices

            91320 Industrial Way

            Coburg, OR 97408

ITEM 2.

     (a)  Name of Person Filing

            Kay L. Toolson

     (b)  Address of Principal Business Office or, if none, Residence

            91320 Industrial Way

            Coburg, OR 97408

     (c)  Citizenship

            United States

     (d)  Title of Class of Securities

            Common Stock

     (e)  CUSIP Number

            60886R 10 3


ITEM 3.

     N/A

ITEM 4.   OWNERSHIP


     (a)  Amount of beneficially owned:  1,051,740 .
                                       -----------

     (b)  Percent of class: 8.4%  .
                           -------
     (c)  Number of shares as to which the person has:

            (i)  Sole power to vote or to direct the vote  1,051,740 .
                                                           ----------

            (ii)  Shared power to vote or to direct the vote   N/A    .
                                                              --------

            (iii) Sole power to dispose or to direct the disposition of
                  1,051,740 .
                  ----------

            (iv)  Shared power to dispose or to direct the disposition of N/A .
                                                                          ----

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     N/A


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


                                  Page 3 of 4 pages
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     N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A

ITEM 10.  CERTIFICATION

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                              February 16, 1999
                                              ----------------------------------
                                                            Date

                                              /s/ Kay L. Toolson
                                              ----------------------------------
                                                            Signature

                                              Kay L. Toolson
                                              ----------------------------------
                                                            Name/Title


                                  Page 4 of 4 pages